VALERO ENERGY CORPORATION
Michael S. Ciskowski
Executive Vice President and Chief Financial Officer

September 22, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Karl Hiller

Re:	Valero Energy Corporation
Form 10-K for the Fiscal Year ended December 31, 2016
Filed February 23, 2017
File No. 1-13175

Dear Mr. Hiller:

Set forth below is the response of Valero Energy Corporation (the “Company”) to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that appeared in the Staff’s letter dated September 14, 2017 regarding the above-referenced Annual Report on Form 10-K filed by the Company on February 23, 2017 (the “Form 10-K”). As used in this letter, the terms “we,” “us,” or “our” also refer to the Company.

For ease of reference, the comments are reproduced below in bold and are followed by the Company’s response to such comments.

One Valero Way, San Antonio, Texas 78249-1616
Telephone (210) 345-2146 - Fax (210) 345-2497

Mr. Karl Hiller
U.S. Securities and Exchange Commission
September 22, 2017

Form 10-K for the Fiscal Year ended December 31, 2016

Management’s Discussion and Analysis

Results of Operations, page 27

1.
We note you present a non-GAAP measure titled “gross margin” for your segments. Please utilize an alternate label for this measure to comply with Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

Response:
In response to the Staff’s comment, we will revise in future filings the label of our non-GAAP measure previously titled “gross margin” to “refining margin” or “ethanol margin,” as applicable, in order to distinguish our non-GAAP financial measure(s) from the GAAP term and to comply with Item 10(e)(1)(ii)(E) of Regulation S-K.

Financial Statements

Consolidated Statements of Income, page 71

2.
Please describe for us any common characteristics of the amounts you report as cost of sales as opposed to operating expenses, and explain your rationale in making a distinction between these two categories of cost. Tell us the extent to which your operating expenses were inventoriable, based on the guidance in FASB ASC 330-10-30-1 through 8, and explain why you believe these costs are not required to be included in the cost of sales measure that you report pursuant to Rule 5-03.2(a) of Regulation S-X.

Response:
The common characteristics of our “cost of sales,” as opposed to our “operating expenses,” are that “cost of sales” primarily relate directly to materials that are a component of our products sold. These costs include (i) the direct cost of materials (such as crude oil and other refinery feedstocks, refined petroleum products and blendstocks, and ethanol feedstocks and products) that are a component of our products sold (see Form 10-K, page 84, Note 4); (ii) costs directly related to the delivery (such as shipping and handling costs) of products sold (see Form 10-K, page 79, Product Shipping and Handling Costs); (iii) costs directly related to our environmental credit obligations to comply with various governmental and regulatory programs (such as the cost of renewable identification numbers as required by the EPA’s Renewable Fuel Standard and emission credits under various cap-and-trade systems) (see Form 10-K, page 79, Environmental Compliance Program Costs, and page 131, Environmental Compliance Program Price Risk); and (iv) gains and losses on our commodity derivative instruments (see Form 10-K, page 133, Effect of Derivative Instruments on Income and

One Valero Way, San Antonio, Texas 78249-1616
Telephone (210) 345-2146 - Fax (210) 345-2497

Mr. Karl Hiller
U.S. Securities and Exchange Commission
September 22, 2017

Other Comprehensive Income). “Operating expenses” include costs to operate our refineries and ethanol plants. These costs primarily include employee-related expenses, energy and utility costs, catalysts and chemical costs, and repairs and maintenance expenses. Based on the guidance in FASB ASC 330-10-30-1, our operating expenses are inventoriable and, therefore, such costs are included in our product inventory. We believe our presentation of these two categories of costs reflects important measures of operating and financial performance of our refining and ethanol results and is consistent with industry practice.

We also believe the presentation of our statement of income appropriately reflects the components that comprise cost of goods sold as indicated by Rule 5-03.2(a) of Regulation S-X. However, based on the information described above and our review of the disclosure requirements of Rule 5-03.2(a), we propose that our line item label for “cost of sales” be revised and presented as “cost of materials and other” in our future filings.

We also propose to include additional disclosures in our future filings to more clearly describe our cost classifications, which consist of “cost of materials and other” and “operating expenses,” presented in our statement of income as follows:

•
“Cost of materials and other primarily relate directly to materials that are a component of our products sold. These costs include (i) the direct cost of materials (such as crude oil and other refinery feedstocks, refined petroleum products and blendstocks, and ethanol feedstocks and products) that are a component of our products sold; (ii) costs related to the delivery (such as shipping and handling costs) of products sold; (iii) costs related to our environmental credit obligations to comply with various governmental and regulatory programs (such as the cost of renewable identification numbers as required by the EPA’s Renewable Fuel Standard and emission credits under various cap-and-trade systems); and (iv) gains and losses on our commodity derivative instruments.”

•
“Operating expenses include costs to operate our refineries and ethanol plants, excluding depreciation and amortization expense. These costs primarily include employee-related expenses, energy and utility costs, catalysts and chemical costs, and repairs and maintenance expenses. Depreciation and amortization expense is separately presented in our statement of income and disclosed by reportable segment in Note 16.”

One Valero Way, San Antonio, Texas 78249-1616
Telephone (210) 345-2146 - Fax (210) 345-2497

Mr. Karl Hiller
U.S. Securities and Exchange Commission
September 22, 2017

3.
Clarify for us the extent to which the amounts included in your line item, Depreciation and amortization expense, are attributable to your cost of sales. If you rely upon the accommodation outlined in SAB Topic 11.B, in excluding depreciation and amortization from certain cost and expense categories, you should separately report depreciation and amortization that is attributable to each line item from which it has been excluded.

Response:
Approximately 97 percent (or $1.8 billion) of our “depreciation and amortization expense” for the year ended December 31, 2016 relates to “operating expenses” (a component of cost of goods sold) for our refining and ethanol reportable segments, and the remaining 3 percent (or $48 million) relates to our “general and administrative expenses” for our corporate category as disclosed in Note 16 “Segment Information,” on page 120 of the Form 10-K.

In order to clarify our reliance on the accommodation outlined in SAB Topic 11.B to exclude “depreciation and amortization expense” from our “operating expenses” and “general and administrative expenses,” we propose presenting these line item labels in the statement of income in our future filings as “operating expenses (excluding depreciation and amortization expense)” and “general and administrative expenses (excluding depreciation and amortization expense),” respectively. Our segment information note will continue to disclose “depreciation and amortization expense” by segment.

In response to Comments 2 and 3, an example of our proposed statement of income presentation based on December 31, 2016 financial information is shown below:

Operating revenues	$75,659
Costs and expenses:
Cost of materials and other (excluding the lower of cost or market inventory valuation adjustment)	65,962
Lower of cost or market inventory valuation adjustment	(747)
Operating expenses (excluding depreciation and amortization expense)	4,207
General and administrative expenses (excluding depreciation and amortization expense)	715
Depreciation and amortization expense	1,894
Asset impairment loss	56
Total costs and expenses	72,087
Operating income	$3,572

One Valero Way, San Antonio, Texas 78249-1616
Telephone (210) 345-2146 - Fax (210) 345-2497

Mr. Karl Hiller
U.S. Securities and Exchange Commission
September 22, 2017

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (210) 345-2146.

Very truly yours,

/s/ Michael S. Ciskowski
Michael S. Ciskowski
Executive Vice President and Chief Financial Officer

cc:	Jay D. Browning
Lawrence M. Schmeltekopf

One Valero Way, San Antonio, Texas 78249-1616
Telephone (210) 345-2146 - Fax (210) 345-2497